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3-1-02

02025496

0-30686

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

Leitch Technology Corporation

(Translation of registrant's name into English)

150 Ferrand Drive, Suite 700, Toronto, Ontario M3C 3E5, CANADA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEITCH TECHNOLOGY CORPORATION
(Registrant)

Date March 12, 2002

By [signature]
(Signature)*
SALIL MUNJAL
VP & GENERAL COUNSEL
Salil Munjal
Vice President, General Counsel
and Corporate Secretary

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

SEC 1815 (4-97)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Index to Exhibits at Page 2

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
99.1	Third Quarter Report	3

Exhibit 99.1


Leitch Technology Corporation
Third Quarter Report 2002
SHAPING THE FUTURE OF VIDEO
think video®
LEITCH
Q3

This quarterly report contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plans," "continue," or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include without limitation the timing of acquisitions and expansion opportunities, technological change which may impact the Company's capital expenditures and results of operations, and competitive factors which may alter the timing and amount of the Company's capital expenditures and results of operations. Any of these factors could cause actual results to vary materially from current results or the Company's currently anticipated future results. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made. Additional information concerning factors that cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following is Management's Discussion and Analysis of the financial condition of Leitch Technology Corporation ("Leitch" or the "Company") and our financial performance for the third quarter ended January 31, 2002, and 2001. All amounts are in thousands of Canadian dollars unless otherwise stated.

Overview

The third quarter of fiscal 2002 saw continued uncertainty in the Company's core broadcasting markets and a decline in revenue of 10% from the second quarter. The Company continues to focus on cost management while balancing the need to remain innovative in a soft market. Significant highlights for the quarter included:

- ***Appointing Margaret Craig as President and Chief Executive Officer. Ms. Craig was previously the Company's Chief Operating Officer, responsible for the day-to-day management of the Company. Ms. Craig joined Leitch in 2000 with over 18 years of experience in engineering, sales, marketing, business development and general management within the television infrastructure industry. An electrical engineer, Ms. Craig has overseen both the strategies and business operations of leading technology companies in North America and Europe.***
- ***Implementing the second phase of the Oracle ERP system, including manufacturing and order management, through which the Company expects to generate further cost savings and efficiencies over time.***

Investments in Partly Owned Businesses and Discontinued Operations

During the third quarter, the Company recorded one time charges of $12,566 from its review of the valuations of its equity investments in Path 1 Network Technologies, Inc. ("Path 1") and FastVibe Corporation ("FastVibe"). The Company determined that write downs of $10,272 for Path 1 and $2,294 for FastVibe were necessary for other than temporary declines in the value of the investments. At January 31, 2002, the carrying values of Path 1 and FastVibe were $14,977 (U.S. $3.20 per share) and $375 respectively. Path 1 is in the process of seeking additional financing. Should this financing be unsuccessful, the value of Path 1 may be adversely impacted, and accordingly a further write down would be required.

During the second quarter, the Company approved a formal plan to sell SiCon, its Semiconductor operating segment. In accordance with this decision, the Company began accounting for the Semiconductor segment as a discontinued operation with a measurement date of October 31, 2001. The results of operations of the Semiconductor segment are excluded from continuing operations in the consolidated statements of earnings for all periods presented. During the third quarter, the Company made a decision to shut down the North American operations of the Semiconductor segment. In accordance with this decision, the Company recorded a charge of $4,036 for the estimated loss on disposal. The loss consists of estimated severance and future closure costs, the operating losses since October 31, 2001, and a write down of the net assets of the North American operations. The following MD&A excludes the results of the Semiconductor segment.

Definitions and New Developments

On February 8, 2002, the Company purchased certain assets and intellectual property of AgileVision, LLC. AgileVision has a master control / server product that is targeted at PBS stations. As part of the acquisition, the Company hired all eight employees from AgileVision. The purchase is not material to the Company.

The Company focuses its analysis on "Net Operating Income (Loss)." Net Operating Income (Loss) is calculated as Earnings (loss) from continuing operations before amortization, equity interest and income taxes less Income taxes (excluding Income taxes - partly owned businesses). Net Operating Income (Loss) for the quarters ended January 31, 2002, and 2001 was ($0.4 million) and $4.6 million respectively. Net Operating Income was $1.2 million during the previous quarter.

During the first quarter of fiscal 2002, the Company adopted the provisions of Canadian Institute of Chartered Accountants Handbook Section 3062, "Goodwill and Other Intangible Assets." In accordance with the new standard, the Company has ceased amortizing goodwill, including goodwill arising from investments in partly owned businesses. By ceasing to amortize goodwill, the Company estimates that Net earnings (loss) would be positively impacted from $10.8 million per annum ($4.6 million from goodwill arising from investments in partly owned businesses) down to $nil per annum over a period of 17 years based on the amortization schedules that had been used prior to adoption of the new standard. Leitch continues to amortize acquired technology arising from the acquisition of Digital Processing Systems, Inc. ("DPS") in October 2000.

Revenue

Revenue for the quarter ended January 31, 2002, totaled $46.6 million, a decrease of $9.0 million or 16% over the $55.6 million earned during the third quarter of the preceding fiscal year and a decrease of $5.3 million or 10% compared to revenue of $51.9 million during the previous quarter ended October 31, 2001.

Revenue for the nine months ended January 31, 2002, was $147.4 million, a decrease of $8.6 million or 6% over the $156.0 million earned during the nine months ended January 31, 2001.

Product Revenue

The Company generated approximately 69% of its revenues from Video Processing and Distribution ("VP&D"), 21% from Video Servers ("Servers") and 10% from Post Production ("Post") during the third quarter of fiscal 2002.

Revenue from VP&D decreased from $37.9 million during the three months ending January 31, 2001, to $32.0 million during the three months ending January 31, 2002, a decrease of 16%. Revenue from VP&D decreased $2.6 million or 8% compared to the $34.6 million earned in the second quarter of fiscal 2002.

Revenue from Servers increased from $9.6 million during the three months ending January 31, 2001, to $9.7 million during the three months ending January 31, 2002, an increase of 1%. Revenue from Servers decreased $0.5 million or 5% compared to the $10.2 million earned in the second quarter of fiscal 2002.

Revenue from Post decreased from $8.1 million during the three months ending January 31, 2001, to $4.9 million during the three months ending January 31, 2002, a decrease of 40%. Revenue from Post decreased $2.2 million or 31% compared to the $7.1 million earned in the second quarter of fiscal 2002.

The decrease in comparable quarter-over-quarter revenue for VP&D and Post is attributable to slower capital spending by Leitch's customers.

Geographic Revenue

The Company generated approximately 49% of its revenues in the United States, 21% in Europe, 19% in non-U.S. Americas and 11% in Pacific Rim during the third quarter of fiscal 2002.

The United States had a revenue decrease of 23% from $29.3 million in the third quarter of fiscal 2001 to $22.6 million in the third quarter of fiscal 2002. Revenue in the United States decreased $4.0 million or 15% compared to the $26.6 million earned in the second quarter of fiscal 2002.

Europe had a revenue decrease of 29% from $13.8 million in the third quarter of fiscal 2001 to $9.8 million in the third quarter of fiscal 2002. Revenue in Europe increased $1.8 million or 22% compared to the $8.0 million earned in the second quarter of fiscal 2002.

Revenue from the Non-U.S. Americas increased from $5.6 million in the third quarter of fiscal 2001 to $9.0 million in the third quarter of fiscal 2002, an increase of 61%. Revenue in Non-U.S. Americas increased $3.2 million or 55% compared to the $5.8 million earned in the second quarter of fiscal 2002.

Revenue in the Pacific Rim decreased from $6.9 million in the third quarter of fiscal 2001 to $5.2 million in the third quarter of fiscal 2002, a decrease of 25%. Revenue in the Pacific Rim decreased $6.3 million or 55% compared to the $11.5 million earned in the second quarter of fiscal 2002.

The increase in revenue in Non-U.S. Americas from the prior year is due mostly to a single large customer order. The decrease in revenue from the prior year in all other regions is due primarily to softness in capital spending.

Gross Margin

Gross margin as a percentage of revenue was 52% in the third quarter of fiscal 2002 compared to 56% in the third quarter of fiscal 2001 and 53% in the previous quarter. Gross margin is consistent with prior quarters of fiscal 2002 and down from the comparable quarter of fiscal 2001. The decrease in gross margin from the prior year is primarily attributable to continued competitive pricing pressures.

Gross margin was 52% in the nine months ended January 31, 2002, compared to 56% in the nine months ended January 31, 2001.

Research and Development

Investment in research and development ("R&D") in the third quarter of fiscal 2002 was $7.9 million or 17% of revenue, down from $8.9 million or 16% of revenue in the third quarter of fiscal 2001, and down from $8.3 million or 16% of revenue in the previous quarter. The Company has reduced R&D expenditures over the past two quarters as part of the company-wide cost cutting initiatives.

R&D expenses during the nine months ended January 31, 2002, were $24.8 million, an increase of $4.0 million or 19% compared to the $20.8 million incurred during the nine months ended January 31, 2001. The increase is primarily attributable to the acquisition of DPS at the end of the Company's second quarter in fiscal 2001.

In the third quarter of fiscal 2002, the Company announced a number of product launches and upgrades including the Command Control System (CCS)-Router Gateway; NEBS-compliant Integrator EX series of distribution amplifiers (DAs); and RouterWORKS and RouterMAPPER router control software.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 1% in the third quarter of fiscal 2002 to $16.9 million from $17.0 million in the third quarter of fiscal 2001. Selling and administrative costs decreased by $1.1 million from $18.0 million in the previous quarter. Selling and administrative expenses were 36% of revenue in the third quarter of fiscal 2002, compared to 31% of revenue in the third quarter of fiscal 2001 and 35% of revenue in the second quarter of fiscal 2002. The Company is continuing its cost management program and staffing reductions. The decrease in sales and administrative expenses from the prior quarter is primarily due to decreased trade show costs.

Selling and administrative expenses during the nine months ended January 31, 2002, were $51.6 million, an increase of $6.6 million or 15% compared to the $45.0 million incurred during the nine months ended January 31, 2001. The increase is largely due to the acquisition of DPS.

THIRD QUARTER REPORT 2002

Net Operating Income (Loss)
As a result of the factors discussed above, Net Operating Income (Loss) (as defined above) for the quarter ended January 31, 2002, was ($0.4 million) or ($0.01) per share compared to $4.6 million or $0.15 per share for the quarter ended January 31, 2001, and $1.2 million or $0.04 per share in the previous quarter.

Net Operating Income in the nine months ended January 31, 2002, was $0.8 million or $0.03 per share compared to $16.5 million or $0.59 per share during the nine months ended January 31, 2001.

Earnings (Loss) from Continuing Operations
Loss from continuing operations in the third quarter of fiscal 2002 was ($14.3 million) or ($0.48) per share compared to ($0.2 million) or ($0.01) per share in the third quarter of fiscal 2001 and ($1.2 million) or ($0.04) per share in the previous quarter. The increase in the loss from continuing operations was primarily due to the write downs of the Company's investments in Path 1 and FastVibe.

Loss from continuing operations during the nine months ended January 31, 2002, was ($17.9 million) or ($0.60) per share compared to earnings from continuing operations of $7.8 million or $0.28 per share during the nine months ended January 31, 2001.

Net Earnings (Loss)
Net loss in the third quarter of fiscal 2002 was ($18.4 million) or ($0.62) per share compared to ($0.8 million) or ($0.03) per share in the third quarter of fiscal 2001 and ($2.3 million) or ($0.08) per share in the previous quarter. The increase in the net loss was primarily due to the write downs of the Company's investments and the estimated loss on shut down of the North American operations of the Company's Semiconductor segment.

Net loss during the nine months ended January 31, 2002, was ($24.0 million) or ($0.81) per share compared to net earnings of $6.2 million or $0.22 per share during the nine months ended January 31, 2001.

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation to accounting principles generally accepted in the United States ("U.S. GAAP") has been provided in note 6 to the quarterly consolidated financial statements. Net loss in the third quarter of fiscal 2002 was ($18.3 million) or ($0.62) per share under U.S. GAAP compared to ($0.8 million) or ($0.03) per share in the third quarter of fiscal 2001. Significant reconciling items include in-process research and development ("IPR&D") that arose on acquisition of DPS, compensatory stock options, and in prior years, the net effect of the write-off of IPR&D relating to the investment in Path 1.

Cash Position
At January 31, 2002, the Company's cash and cash equivalents position was $8.0 million compared to $5.6 million at the end of the prior quarter. The increase in cash and cash equivalents resulted primarily from a reduction in accounts receivable and inventory, and the sale of vacant real estate assets during the quarter.

The Company is currently in negotiations to transition from its current uncommitted credit facility to a committed facility. This committed credit facility is expected to be in place by the end of March 2002.

It is anticipated that working capital of $98.9 million, combined with undrawn operating lines of up to $10.0 million is sufficient to meet the Company's daily cash requirements throughout fiscal 2002, although the Company may go to the capital markets in fiscal 2002 to fund acquisition and expansion plans.

Outlook
The Company's revenue in the United States decreased from the prior quarter amid continued weak advertising revenue, which often translates into softer capital spending by the Company's customers. Similarly, weaker than expected spending in the Pacific Rim led to lower revenue. On a year-to-date basis, the Company has experienced revenue increases in the Non-U.S. Americas and the Pacific Rim, a slight revenue decrease in the United States, and a significant decrease in revenue in Europe. Looking forward, it is difficult to predict when the broadcast market's capital spending will return. The Company continues to be well positioned in its diverse product lines and geographic markets to benefit when the market turns around.

In response to the broadcasting markets' sectoral weakness, the Company has continued its cost management programs and has returned its focus to its core markets.

Margaret A. Craig
President & Chief Executive Officer
January 31, 2002

Reginald J. Tiessen
Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars – Unaudited)

	January 31, 2002	April 30, 2001
Assets		
Current assets:		
Cash and cash equivalents	**$ 8,023**	$ 13,986
Accounts receivable	**42,490**	50,149
Inventory	**62,966**	63,325
Future income taxes	**7,743**	12,995
Income taxes recoverable	**3,156**	5,843
Prepaid expenses and other assets	**7,016**	4,500
	131,394	150,798
Capital assets	**62,567**	59,171
Future income taxes	**22,271**	8,424
Investments in partly owned businesses (note 4)	**17,115**	32,022
Acquired technology (note 2)	**15,769**	20,070
Goodwill (note 2)	**75,135**	75,135
	$ 324,251	$ 345,620
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 30,263**	$ 30,572
Future income taxes	**1,973**	1,709
Income taxes payable	**305**	2,103
	32,541	34,384
Future income taxes	**8,815**	8,822
Shareholders' equity:		
Capital stock	**214,066**	214,066
Cumulative translation adjustment	**7,415**	2,904
Retained earnings	**61,414**	85,444
	282,895	302,414
Commitments and contingencies		
	$ 324,251	$ 345,620

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of Canadian dollars, except per share amounts - Unaudited)

	Three months ended January 31,		Nine months ended January 31,	
	2002	**2001**	**2002**	**2001**
Revenue	**$ 46,558**	$ 55,622	**$147,415**	$156,001
Cost of goods sold	**22,491**	24,472	**70,299**	68,385
Gross margin	**24,067**	31,150	**77,116**	87,616
Expenses (income):				
Selling and administrative expenses	**16,861**	17,000	**51,569**	45,014
Gross research and development	**9,102**	9,751	**27,581**	23,547
Less investment tax credits	**(1,228)**	(868)	**(2,815)**	(2,754)
Interest income	**—**	(445)	**(247)**	(1,608)
	24,735	25,438	**76,088**	64,199
Earnings (loss) from continuing operations before amortization, equity interest and income taxes	**(668)**	5,712	**1,028**	23,417
Amortization of acquired technology and goodwill (note 2)	**1,435**	2,556	**4,305**	4,179
Equity interest in losses of partly owned businesses (note 4)	**12,442**	2,842	**14,907**	5,760
Non-controlling interest	**—**	—	**—**	45
Earnings (loss) from continuing operations before income taxes	**(14,545)**	314	**(18,184)**	13,433
Income taxes	**(240)**	1,109	**230**	6,907
Income taxes — partly owned businesses	**28**	(630)	**(519)**	(1,277)
	(212)	479	**289**	5,630
Earnings (loss) from continuing operations	**(14,333)**	(165)	**(17,895)**	7,803
Loss from discontinued operations, net of tax benefit (note 3)	**—**	(634)	**(2,099)**	(1,608)
Estimated loss on disposal of discontinued operations, net of tax benefit (note 3)	**(4,036)**	—	**(4,036)**	—
Net earnings (loss)	**$ (18,369)**	$ (799)	**$ (24,030)**	$ 6,195
Earnings (loss) per share from continuing operations:				
Basic	**$ (0.48)**	$ 0.01	**$ (0.60)**	$ 0.28
Diluted	**$ (0.48)**	$ 0.01	**$ (0.60)**	$ 0.27
Earnings (loss) per share:				
Basic	**$ (0.62)**	$ (0.03)	**$ (0.81)**	$ 0.22
Diluted	**$ (0.62)**	$ (0.03)	**$ (0.81)**	$ 0.22
Net operating income (loss)* per share:				
Basic	**$ (0.01)**	$ 0.15	**$ 0.03**	$ 0.59
Diluted	**$ (0.01)**	$ 0.15	**$ 0.03**	$ 0.58
Weighted average number of shares outstanding (thousands):				
Basic	**29,782**	29,750	**29,782**	28,189
Diluted	**29,841**	29,939	**29,814**	28,448

** Net operating income (loss) is calculated as Earnings (loss) from continuing operations before amortization, equity interest and income taxes less Income taxes (excluding Income taxes — partly owned businesses).*

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(In thousands of Canadian dollars - Unaudited)	January 31, 2002	January 31, 2001
Retained earnings, beginning of period	**$ 85,444**	$ 83,126
Net earnings (loss)	**(24,030)**	6,195
Retained earnings, end of period	**$ 61,414**	$ 89,321

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine months ended January 31,

(In thousands of Canadian dollars, except per share amounts – Unaudited)	2002	2001
Cash flows provided by (used in):		
Operating activities:		
Earnings (loss) from continuing operations	**$ (17,895)**	$ 7,803
Items not involving cash:		
Depreciation	**7,353**	6,805
Future income taxes (recovery)	**(7,891)**	(5,257)
Amortization of goodwill and acquired technology	**4,305**	4,179
Equity interest in losses of partly owned businesses	**14,907**	5,760
Non-controlling interest	**—**	45
(Gain) loss on disposal of capital assets	**57**	(1,168)
Net change in non-cash balances related to continuing operations	**3,957**	(11,319)
Cash flows provided by continuing operations	**4,793**	6,848
Cash flows used in discontinued operations	**(2,919)**	(675)
Cash flows provided by operating activities	**1,874**	6,173
Financing activities:		
Issuance of capital stock	**—**	53,729
Cash flows provided by financing activities	**—**	53,729
Investing activities:		
Investment in capital assets	**(13,611)**	(19,726)
Business acquisitions and investments, net of cash acquired	**—**	(39,283)
Proceeds from disposal of capital assets	**2,000**	1,831
Cash flows used in investing activities	**(11,611)**	(57,178)
Change in cash balances due to foreign exchange	**3,774**	333
Increase (decrease) in cash and cash equivalents	**(5,963)**	3,057
Cash and cash equivalents, beginning of period	**13,986**	15,405
Cash and cash equivalents, end of period	**$ 8,023**	$ 18,462
Operating cash flow per share:		
Basic	**$ 0.06**	$ 0.22
Diluted	**$ 0.06**	$ 0.22
Supplementary cash flow information:		
Income taxes paid	**$ 3,297**	$ 2,007
Interest paid	**244**	—
Shares issued in respect of business acquisitions	**—**	43,884

The accompanying notes form an integral part of these consolidated financial statements.

THIRD QUARTER REPORT 2002

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of Canadian dollars, except per share amounts - Unaudited)

1 SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated financial statements have been prepared in accordance with The Canadian Institute of Chartered Accountants ("CICA") Standards for interim financial statements. These condensed consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as disclosed herein, however, they do not include all of the disclosure requirements for annual financial statements. For a full description of accounting policies, refer to Leitch Technology Corporation's ("Leitch" or the "Company") 2001 Annual Report.

2 GOODWILL AND ACQUIRED TECHNOLOGY

Effective May 1, 2001, the Company adopted the provisions of new Canadian Institute of Chartered Accountants Handbook Section 3062 ("CICA 3062"), "Goodwill and Other Intangible Assets". In accordance with the new standard, the Company has ceased amortizing goodwill including equity accounted goodwill. The Company continues to amortize its other intangible assets, shown as Acquired technology on the balance sheet, over a four-year period determined when the Company acquired Digital Processing Systems, Inc. in October 2000.

On May 1, 2001, the Company assigned its goodwill balances to reporting units that coincide with the Company's operating segments as follows:

	May 1, 2001
Video processing and distribution	**$27,248**
Servers	**19,777**
Post production	**26,799**
Semiconductor	**1,311**
	$75,135

Management tested its goodwill balances (excluding equity accounted goodwill) for impairment at May 1, 2001 in accordance with the transitional goodwill impairment test described in CICA 3062 and determined that fair values of each of its reporting units exceed the carrying values of those reporting units. Accordingly, no impairment loss has been recognized and no adjustment has been made to opening retained earnings. The Company's total goodwill balance at January 31, 2002 is $75,135.

The Company's pro forma net earnings (loss) and basic and diluted earnings (loss) per share assuming CICA 3062 had been adopted at the beginning of fiscal 2001 are as follows:

	Three months ended January 31,		Nine months ended January 31,	
	2002	**2001**	**2002**	**2001**
Reported net earnings (loss)	**$(18,369)**	$ (799)	**$(24,030)**	$ 6,195
Add: Amortization of goodwill	**—**	1,441	**—**	3,064
Amortization of equity accounted goodwill	**—**	691	**—**	1,426
Adjusted net earnings (loss)	**$(18,369)**	$ 1,333	**$(24,030)**	$10,685
Basic earnings (loss) per share:				
Reported net earnings (loss)	**$ (0.62)**	$ (0.03)	**$ (0.81)**	$ 0.22
Amortization of goodwill	**—**	0.05	**—**	0.11
Amortization of equity accounted goodwill	**—**	0.02	**—**	0.05
Adjusted net earnings (loss)	**$ (0.62)**	$0.04	**$ (0.81)**	$0.38
Diluted earnings (loss) per share:				
Reported net earnings (loss)	**$ (0.62)**	$ (0.03)	**$ (0.81)**	$ 0.22
Amortization of goodwill	**—**	0.05	**—**	0.11
Amortization of equity accounted goodwill	**—**	0.02	**—**	0.05
Adjusted net earnings (loss)	**$ (0.62)**	$ 0.04	**$ (0.81)**	$ 0.38

)✓

(in thousands of Canadian dollars, except per share amounts - Unaudited)

3 DISCONTINUED OPERATIONS

During the second quarter, the Company approved a formal plan to sell the Semiconductor operating segment. In accordance with this decision, the Company began accounting for the Semiconductor segment as a discontinued operation with a measurement date of October 31, 2001. During the third quarter, the Company decided to close the North American operations of the Semiconductor segment and recognized an estimated loss on disposal of discontinued operations of $4,036. The estimated loss on disposal and results of operations have been excluded from continuing operations in the consolidated statements of earnings for all periods presented. Included in loss from discontinued operations are tax benefits of $nil and $223 for the three months ending January 31, 2002 and 2001 respectively and $858 and $550 for the nine months ending January 31, 2002 and 2001 respectively. Included in estimated loss on disposal of discontinued operations are tax benefits of $445 for the three and nine months ending January 31, 2002.

The Company continues to seek a buyer for the remaining operations of the Semiconductor segment and estimates that the net proceeds that will be realized on sale of these operations will exceed its net assets, including goodwill, as well as on-going operating losses, if any, until disposal.

Assets and liabilities of the Semiconductor segment that are included in the Company's consolidated balance

	January 31, 2002	April 31, 2001
Cash and cash equivalents	**$ 100**	$ 470
Other current assets	**591**	501
Capital assets	**227**	1,011
Goodwill	**1,311**	1,311
Accounts payable and accrued liabilities	**(264)**	(356)
Income taxes payable	**(6)**	(24)
	$ 1,959	$ 2,913

The Semiconductor segment had revenue as follows:

	Three months ended January 31,		Nine months ended January 31,	
	2002	2001	2002	2001
Revenue	**$ 439**	$ 435	**$ 1,121**	$ 1,189

THIRD QUARTER REPORT 2002

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of Canadian dollars, except per share amounts · Unaudited)

4 INVESTMENTS IN PARTLY OWNED BUSINESSES

The investments in partly owned businesses are comprised of the following net balances:

	Ownership %	January 31, 2002	Ownership %	April 30, 2001
Path 1 Network Technologies Inc.	**35.44**	**$14,977**	35.94	$27,396
eyeon Software Inc.	**50.00**	**1,763**	50.00	1,744
FastVibe Corporation	**12.50**	**375**	12.50	2,882
		$17,115		$32,022

The equity interest in losses (income) of partly owned businesses is comprised of:

	Three months ended January 31		Nine months ended January 31	
	2002	2001	2002	2001
Path 1 Network Technologies Inc.	**$ (131)**	$2,700	**$ 2,147**	$5,540
eyeon Software Inc.	**(101)**	(112)	**(19)**	(147)
FastVibe Corporation	**108**	254	**213**	367
Write down*	**12,566**	—	**12,566**	—
	$ 12,442	$2,842	**$14,907**	$5,760

*During the third quarter, the Company wrote down its investments in Path 1 Network Technologies ("Path 1") and Fastvibe by $10,272 and $2,294, respectively, for other than temporary declines in the fair value of these investments. As of the date of these financial statements, Path 1 was in the process of seeking additional financing. Should this financing be unsuccessful, the Company may be required to make a further write down to the carrying value of Path 1.

(in thousands of Canadian dollars, except per share amounts - Unaudited)

5 SEGMENTED INFORMATION

For a full description of the Company's operating segments, reference should be made to Leitch's 2001 Annual Report. As part of the Company's accounting for the Semiconductor segment as a discontinued operation, the Company has removed the Semiconductor segment from its operating segments.

a) Industry Segments

Three months ended January 31, 2002	**Video Processing and Distribution**	**Servers**	**Post Production**	**Other**	**Inter-segment eliminations**	**Total**
Revenue:						
External	$ 31,959	$ 9,718	$ 4,881	—	—	$ 46,558
Internal	—	—	—	510	(510)	—
	31,959	9,718	4,881	510	(510)	$ 46,558
Cost of goods sold	15,403	5,221	1,867	—	—	22,491
Research and development, net	4,924	1,573	1,377	—	—	7,874
Contribution margin	11,632	2,924	1,637			16,193
Selling and administrative						16,861
Interest income						—
Loss from continuing operations before amortization, equity interests and income taxes						$ (668)
Total assets	$173,508	$62,910	$44,355	$41,519	—	$322,292
Capital asset expenditures	1,918	542	382	—	—	2,842

Three months ended January 31, 2001	**Video Processing and Distribution**	**Servers**	**Post Production**	**Other**	**Inter-segment eliminations**	**Total**
Revenue:						
External	$ 37,890	$ 9,647	8,085	—	—	$ 55,622
Internal	—	—	—	407	(407)	—
	$ 37,890	$ 9,647	8,085	407	(407)	$ 55,622
Cost of goods sold	16,549	4,042	3,881	—	—	24,472
Research and development, net	6,671	1,504	708	—	—	8,883
Contribution margin	14,760	4,101	3,496	407	(407)	22,267
Selling and administrative						17,000
Interest income						(445)
Earnings from continuing operations before amortization, equity interests and income taxes						$5,712
Total assets	$210,210	$45,255	$50,334	$40,715	—	$346,514
Capital asset expenditures	8,253	826	—	—	—	9,079

(in thousands of Canadian dollars, except per share amounts - Unaudited)

5 SEGMENTED INFORMATION (Continued)

a) Industry Segments (continued)

Nine months ended January 31, 2002	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:						
External	$103,153	$27,132	$17,130	—	—	$147,415
Internal	—	—	—	1,726	(1,726)	—
	103,153	$27,132	$17,130	1,726	(1,726)	$147,415
Cost of goods sold	48,966	14,400	6,933	—	—	70,299
Research and development, net	15,737	5,128	3,901	—	—	24,766
Contribution margin	38,450	7,604	6,296	1,726	(1,726)	52,350
Selling and administrative						51,569
Interest income						(247)
Earnings from continuing operations before amortization, equity interests and income taxes						$ 1,028
Total assets	$173,508	$62,910	$44,355	$41,519	—	$322,292
Capital asset expenditures	10,122	1,353	1,521	—	—	12,996

Nine months ended January 31, 2001	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:						
External	$118,725	$27,295	9,981	—	—	$156,001
Internal	—	—	—	1,212	(1,212)	—
	118,725	27,295	9,981	1,212	(1,212)	$156,001
Cost of goods sold	52,228	11,650	4,507	—	—	68,385
Research and development, net	15,575	4,281	937	—	—	20,793
Contribution margin	50,922	11,364	4,537	1,212	(1,212)	66,823
Selling and administrative expenses						45,014
Interest income						(1,608)
Earnings from continuing operations before amortization, equity interests and income taxes						$ 23,417
Total assets	$210,210	$45,255	$50,334	$40,715	—	$346,514
Capital asset expenditures	15,006	4,706	—	—	—	19,712
Acquired technology and goodwill additions	22,300	—	41,896	—	—	64,196

(in thousands of Canadian dollars, except per share amounts - Unaudited)

5 SEGMENTED INFORMATION (Continued)

b) Geographic Segments

Three months ended January 31, 2002	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$22,564	$ 9,801	$ 9,023	$ 5,170	$ 46,558
Identifiable assets	64,718	35,163	126,013	6,805	232,699
Goodwill and acquired technology	19,777	12,934	56,882	—	89,593

Three months ended January 31, 2001	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$29,271	$13,804	$ 5,606	$ 6,941	$ 55,622
Identifiable assets	50,304	18,498	173,551	5,652	248,005
Goodwill and acquired technology	19,748	13,202	65,559	—	98,509

Nine months ended January 31, 2002	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$73,026	$28,085	$ 24,055	$22,249	$147,415
Identifiable assets	64,718	35,163	126,013	6,805	232,699
Goodwill and acquired technology	19,777	12,934	56,882	—	89,593

Nine months ended January 31, 2001	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$74,770	$39,417	$ 21,431	$20,383	$156,001
Identifiable assets	50,304	18,498	173,551	5,652	248,005
Goodwill and acquired technology	19,748	13,202	65,559	—	98,509

6 RECONCILIATION TO U.S. GAAP

The following is a reconciliation of consolidated net earnings (loss) as reported with U.S. GAAP:

	Three months ended January 31,		Nine months ended January 31,	
	2002	2001	2002	2001
Net earnings (loss) in accordance with Canadian GAAP	**$(18,369)**	$ (799)	**$(24,030)**	$6,195
Acquisition differences, net of income tax effect	**205**	(312)	**615**	(2,880)
Adjustment to equity investment, net of income tax effect	**(160)**	262	**1,855**	210
Adjustment to carrying value of foreign currency option in accordance with FAS 133, net of income tax effect	**(2)**	—	**(2)**	—
Net earnings (loss) in accordance with U.S. GAAP	**$(18,326)**	$ (849)	**$(21,562)**	$3,525
U.S. GAAP earnings (loss) per share:				
Basic	**$ (0.62)**	$ (0.03)	**$ (0.72)**	$0.13
Diluted	**$ (0.62)**	$ (0.03)	**$ (0.72)**	$0.12

7 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

Leitch Technology Corporation Offices

Head Office
Leitch Technology Corporation
150 Ferrand Drive
Suite 700
Toronto, ON, Canada
M3C 3E5
Tel: (416) 445-9640
Fax: (416) 443-3088
Website:
http://www.leitch.com
E-mail: info@leitch.com

Subsidiaries
Leitch Incorporated
920 Corporate Lane
Chesapeake, VA 23320
USA
Tel: (757) 548-2300
Fax: (757) 548-4088

4400 Vanowen Street
Burbank, CA 91505
USA
Tel: (818) 843-7004
Fax: (818) 842-8945

Leitch Europe Limited
Holland Park House
Oldbury
Bracknell, Berkshire
RG12 8TQ UK
Tel: +44 1344-446 000
Fax: +44 1344-446 100

Sales Offices
Atlanta, GA
Boston, MA
Burbank, CA
Calgary, Alberta
Chicago, IL
Dallas, TX
Denver, CO
Florence, KY
Indianapolis, IN
Kowloon, Hong Kong
Los Angeles, CA
Miami, FL
Milano, Italy
Montreal, Quebec
Montreuil, France
New York, NY
Orlando, FL
Philadelphia, PA
Phoenix, AZ
Portland, OR
Prague, Czech Republic
Raleigh, NC
San Francisco, CA
São Paulo, Brazil
Teaneck, NJ

Representative Offices
Sydney, Australia
Tokyo, Japan


LEITCH

Leitch Technology Corporation Head Office



Leitch Incorporated Office


LEITCH

Leitch Europe Limited Office

think video @
LEITCH

Leitch Technology Corporation
150 Ferrand Drive, Suite 700
Toronto, ON, Canada M3C 3E5
Tel: (416) 445-9640
Fax: (416) 443-3088
Website: http://www.leitch.com
E-mail: info@leitch.com

